UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May, 2021

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____     Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________      No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________      No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Shareholders’ Meeting Manual

Shareholders’ Meeting Manual

Extraordinary General Shareholders’ Meeting

of June 25, 2021

Digital-only meeting

This document should not be construed as an offer to sell or solicitation of an offer to purchase securities issued by Ultrapar or Extrafarma, or an offer, solicitation or sale of securities issued by Ultrapar or Extrafarma in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

The right of first refusal in relation to the shares issued by Extrafarma has not been, and will not be, registered under the Securities Act of 1933, as amended (“Securities Act”) or any other U.S. federal or state securities laws, and such securities may not be offered, sold, pledged or otherwise transferred in the United States or to U.S. persons, unless such offer or sale is exempt from, or not subject to, registration under the Securities Act and any applicable securities laws of the states of the United States.

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3	Invitation letter
4	Call notice
7	Additional procedures
9	Management proposal for matter to be discussed in the Extraordinary General Shareholders’ Meeting
12	Exhibit I – Price per Share, Final Price per Share and Precedent Conditions Participações S.A.
17	Model for power of attorney

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INVITATION LETTER

Dear Shareholders,

It is a pleasure to invite you to participate in the Extraordinary General Shareholders' Meeting ("Meeting") of Ultrapar Participações S.A. ("Ultrapar" or "Company"), to be held on June 25, 2021, at 2:00 pm (Brazil time), exclusively in digital form, pursuant to the terms of the respective call notice.

This document aims to clarify and guide the resolution to be taken and the necessary procedures for your attendance or representation in the Meeting.

Ultrapar's Investor Relations department is available for further clarification on the e-mail invest@ultra.com.br or by phone +55 11 3177-7014.

We count on your participation.

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ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ Nr. 33.256.439/0001-39

 NIRE 35.300.109.724

Call Notice

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

The Shareholders of Ultrapar Participações S.A. (“Ultrapar” or “Company”) are hereby invited to attend the Extraordinary General Shareholders’ Meeting that shall be held on June 25, 2021, at 2:00 p.m. (“Meeting”), exclusively in digital form, pursuant to the terms of CVM Instruction nr. 481/2009 (“ICVM 481”), to formalize to holders of shares issued by the Company the offering of preemptive right to acquire common, nominative shares with no par value issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. (Extrafarma), proportionally to their respective participation in the Company's share capital, for the same price and conditions provided for in the Share Purchase Agreement signed on May 18, 2021, as described in the Material Notice disclosed on the same date.

Attendance at the Meeting

The shareholders, including holders of American Depositary Receipts (“ADRs”), of the Company may attend the Meeting in person or represented by proxies, upon the fulfillment of the requirements for attendance provided for in the Company’s Bylaws, presenting the documents listed under items Individual Shareholder, Corporate Shareholder and Investment Funds below.

Shareholder capacity will be evidenced upon submitting of the statement issued by the institution providing book-entry services or the custodian institution, with the number of shares included therein within up to three (3) days before the Meeting.

Considering the current scenario and the restrictions to the agglomeration of persons in effect due to the COVID-19 pandemic in Brazil, the Meeting shall be exclusively held by digital means, pursuant to the terms of ICVM 481, through a digital platform (“Platform”); accordingly, the shareholders shall attend the Meeting solely through the Platform, in person or by attorney-in-fact duly appointed.

Holders of ADRs will be represented at the Meeting by the custodian of underlying shares of the ADRs, pursuant to the deposit agreement dated as of September 16, 1999, as amended (“Deposit Agreement”).

Under the terms of ICVM 481, in order to obtain the Company's authorization for virtual participation in the Meeting through the Platform, shareholders or their legal representatives or attorneys-in-fact must send an email to the Company at invest@ultra.com.br, on or before June 23, 2021, requesting participation, specifying the contact phone number and email address of the participant, and submitting the documents listed below:

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Individual Shareholder

  Copy of identification document with picture (ID, driver´s license, foreign national’s residence ID, officially recognized professional class ID or passport, for foreigners); and
  Copy of the power of attorney, if applicable, and identification document with picture of the attorney-in-fact.

Corporate Shareholder

  Copy of the last restated bylaws or articles of association and the corporate documents granting representation powers (officers’ election minutes and/or power of attorney);
  Copy of identification document(s) with picture of the legal representative(s); and
  Copy of the power of attorney, if applicable, and identification document with picture of the attorney-in-fact.

Investment Funds

  Evidence of capacity as manager of the fund granted to individual or legal entity representing the fund in the Meeting or who granted power to the attorney-in-fact;
  Corporate act of the corporate manager granting powers to the representative attending the Meeting or to whom a power of attorney was granted; and
  If the representative or attorney-in-fact is a legal entity, the documents listed on item “Corporate Shareholder” related to them shall be presented to the Company.

In addition, on an extraordinary basis, the Company may accept that the shareholders submit the necessary representation documents, as referred above, solely in digital means, without registry before the notary office or notarized copies, in PDF format. Ultrapar shall accept the powers of attorneys physically or digitally signed through digital certificate (ICP-Brazil).

Access to the Platform of shareholders who do not submit the necessary participation documents within the period provided herein will not be admitted.

Upon receipt of the request for participation, accompanied by the necessary documents for the Meeting attendance, the Company will send the shareholder or, however the case may be, the legal representatives or attorneys-in-fact thereof, to the email indicated by him/her, the link and the instructions to access the Platform. Such information is personal and not transferrable, and shall not be shared, subject to attribution of responsibility.

Ultrapar will not be responsible for any operational or connection issue faced by the shareholder, legal representative or attorney-in-fact, which would hamper or prevent his/her attendance at the Meeting.

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Availability of Documents and Information

Under the terms of the Ultrapar’s Bylaws and CVM Instruction 481, the documents and information relating to the matters to be deliberated upon, as well as the Extraordinary General Shareholders’ Meeting’s Manual and other relevant documents for the analysis of the subject matter of the agenda were filed with the Brazilian Securities and Exchange Commission (“CVM”) and are available at the website of CVM (www.cvm.gov.br), Company’s head office, website of B3 – Brasil, Bolsa, Balcão (www.b3.com.br) and Company’s website (ri.ultra.com.br).

São Paulo, May 26, 2021.

PEDRO WONGTSCHOWSKI

Chairman of the Board of Directors

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ADDITIONAL PROCEDURES

Ultrapar, aiming to facilitate the representation of its shareholders at the Meeting (excluding holders of common shares in the form of ADRs), provides in the end of this Manual a power-of-attorney model, through which shareholders may appoint the lawyers thereby indicated to represent them at the Meeting, at no cost and strictly in accordance with the powers granted. To the extent shareholders (excluding holders of common shares in the form of ADRs) opt to be represented at the Meeting using the model provided by the Company, the power of attorney must include all the attorneys-in-fact listed in the draft of the power-of-attorney .

Considering the current scenario and the restrictions to the agglomeration of persons in effect, due to the COVID-19 pandemic in Brazil, the Meeting shall be exclusively held by digital means, pursuant to the terms of article 21-C, paragraphs 2 and 3 of ICVM 481, through a digital platform (“Platform”); accordingly, the shareholders shall attend the Meeting solely through the Platform: in person or by attorney-in-fact duly appointed.

On an extraordinary basis, the Company may accept that the shareholders submit the necessary representation documents, as referred on the Call Notice, in digital means in PDF format, without registry before the notary office or notarized copies. Ultrapar shall accept the proxies physically or digitally signed through digital certificate (ICP-Brazil).

We clarify that in the case of non-Brazilian investment funds and shareholders, a sworn translation of the documents shall not be required if the documents are originally in English or Spanish.

Pursuant to the terms of article 5, paragraph 3, of IN CVM 481, the Platform shall not be accessed by the shareholders that have not provided the necessary documents specified in the Call Notice within the deadlines set forth on that document.

Upon receipt of the request, accompanied by the necessary documents for the Meeting attendance, the Company shall submit to the e-mail indicated by the shareholder the link and the instructions to access the Platform to the shareholders or, however the case may be, the legal representatives or attorneys-in-fact. Such information is personal and not transferrable, and shall not be shared, subject to attribution of responsibility.

The shareholder who participates through Platform will be considered present at the Meeting and sign the respective Minutes of the Meeting, pursuant to article 21-V, Paragraph 1 of IN CVM 481.

If the shareholder who has duly requested his/her participation does not receive from the Company the e-mail with instructions for accessing and participating in the Meeting at least twenty four (24) hours prior to the Meeting (that is, until 2:00 p.m. on June 24, 2021), he/she must contact the Company by phone on number +55 (11) 3177-7014, in order to receive (by telephone or e-mail) their respective instructions to access.

Ultrapar shall not be responsible for any operational or connection issue faced by the shareholder, legal representative or attorney-in-fact, which would hamper or prevent his/her attendance to the Meeting.

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Additionally, the Company asks for shareholders who will participate through the Platform to access it at least thirty (30) minutes in advance of the time scheduled for the beginning of the Meeting in order to allow the validation of the access.

The Company reserves the right to use any information contained in the recording of the Meeting to: (i) registration of the shareholders’ statements and also for viewing the documents presented during the Meeting; (ii) registration of the authenticity and safety of communications during the Meeting; (iii) registration of the shareholders' attendance; (iv) compliance with any legal orders from competent authorities; and (v) safeguard of the Company, its administrators and contracted third parties, in any judicial, arbitration, regulatory or administrative sphere.

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ULTRAPAR PARTICIPAÇÕES S.A.

MANAGEMENT’S PROPOSAL

Dear shareholders,

The Management of Ultrapar Participações S.A. (“Ultrapar” or “Company”) hereby submits to its Shareholders the Management’s Proposal for the matter to be analyzed at the Extraordinary General Shareholders’ Meeting to be held on June 25, 2021, at 2:00 p.m., exclusively by digital form:

Formalize to the holders of shares issued by the Company the offering of preemptive rights to acquire common, nominative shares with no par value issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A.(“Extrafarma”), proportionally to their respective interest in the Company’s share capital, for the same price and conditions provided for in the Sale and Purchase Agreement signed on May 18, 2021, as described in the Material Notice released on the same date.

As disclosed on the Material Notice of May 18, 2021, the Company entered into a Sale and Purchase Agreement (“SPA”) with Empreendimentos Pague Menos S.A. (“Purchaser”), whereby the terms and conditions for the acquisition, by the Purchaser, of up to 100% (one hundred percent) of the total voting share capital of Imifarma Produtos Farmacêuticos S.A. (the “Transaction” and “Extrafarma”, respectively) were agreed. Extrafarma is a wholly owned subsidiary of Ipiranga Produtos de Petróleo S.A. (“Ipiranga”), which, in turn, is a wholly owned subsidiary of the Company.

Extrafarma is a privately held company, whose shares are not admitted to trading on the securities market and, therefore, have restricted liquidity.

The Purchaser agreed to pay a price of R$ 0.447091 per share of Extrafarma, subject to adjustments under the SPA (“Price per Share”). The terms, conditions and terms for payment of the Price per Share provided for in the SPA, in addition to the Price per Share adjustment mechanisms that allow the calculation of the final Price per Share (“Final Price per Share”), are summarized in Exhibit I of this Management’s Proposal.

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Accordingly, pursuant to article 253, item I, of Law 6,404/76 (“Brazilian Corporate Law”), the Company’s shareholders will have preemptive rights for the acquisition of Extrafarma’s shares, in the proportions held by the respective shareholders in the Company’s share capital, and for the same price and under the same conditions provided for in the SPA (“Preemptive Rights”). The Preemptive Rights shall be exercised within a period of 30 (thirty) days as from the date of disclosure, by the Company, of the Notice to the Shareholders containing the procedures and documents necessary for the exercise, to be disclosed after the Extraordinary General Shareholders’ Meeting hereby called. Extrafarma's shares resulting from the exercise of the Preemptive Rights shall be transferred upon the closing of the Transaction, which, in its turn, is subject to conditions precedent provided for in the SPA, summarized in Exhibit I.

The Company further clarifies that, considering that the Price per Share payment is subject to the terms, conditions, deadlines and adjustment mechanisms provided for in the SPA and summarized in Exhibit I, if the Final Price per Share is higher than the Price per Share, the shareholders shall choose, within 5 (five) business days as of the date of disclosure of the Final Price per Share, between (i) paying for the complement of the respective price, otherwise it will result in the lapse of their Preemptive Rights, or (ii) withdrawing the exercise of the Preemptive Rights.

In addition, it is important to clarify that, according to the terms and conditions applicable to the Transaction, among which are the guarantees for the payment of the deferred installments of the Final Purchase Price, the shareholders who exercise the Preemptive Rights shall also choose between (i) depositing 100% (one hundred percent) of the Price per Share, in cash, in a bank account to be informed by the Company in due course, or (ii) providing a bank guarantee to ensure the fulfillment of the obligation to pay such deferred installments.

Company’s shareholders that will be entitled to exercise the Preemptive Rights are the ones that hold Company’s shares at the end of the trading session on June 25, 2021, with the Company’s shares being traded ex-Preemptive Rights as of June 26, 2021, including. The Preemptive Rights may not be exercised by holders of the American Depositary Shares (“ADS”) program, held in custody by Bank of New York Mellon, under the terms of the Deposit Agreement of September 16, 1999, entered into by the Company and Bank of New York Mellon.

Company’s shareholders who wish to trade their Preemptive Rights may do so once the period for exercising the Preemptive Rights has started and shall proceed with the necessary acts on a timely manner to allow that the assigned rights will be exercised within the established timeframe.

The Preemptive Rights were not and will not be registered under the Securities Act of 1933, as amended (“Securities Act”) or any other federal or state law in the United States, and such securities will not be offered, sold, pledged or otherwise transferred in the United States or to persons residing or domiciled in the United States or incorporated under the laws of that country (U.S. persons), unless such offer or sale is exempt from, or is not subject to, registration under the Securities Act and any applicable securities laws enacted by states in the United States.

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Access to documents and information

Pursuant to the Bylaws of Ultrapar and CVM Instruction nº 481, the documents and information related to the subject-matter on the agenda, as well as the Extraordinary General Shareholders’ Meeting Manual and other relevant documents for the analysis of the subject-matter of the agenda, were submitted to the Brazilian Securities and Exchange Commission (“CVM”), and are available on the CVM website (www.cvm.com.br), at the Company’s headquarters, on the B3 – Brasil, Bolsa, Balcão website (www.b3.com.br) and on the Company’s website (ri.ultra.com.br).

Following the Extraordinary General Shareholders’ Meeting to be held on June 25, 2021, the Company will disclose additional details on the terms, procedures and documents necessary for the eventual exercise of the Preemptive Rights.

São Paulo, May 26, 2021.

PEDRO WONGTSCHOWSKI

Chairman of the Board of Directors

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EXHIBIT I

Price per Share, Final Price per Share and Conditions Precedent

Capitalized words, expressions and abbreviations not expressly defined in this Exhibit I will have the meanings assigned to them at the Management’s Proposal for the Extraordinary General Shareholders’ Meeting to be held on June 25, 2021.

  Extrafarma’s Price per Share

1.1.             Price per Share Amount

Extrafarma’s Price per Share is R$ 0.447091.

Such Price per Share was based on an enterprise value of Extrafarma of R$ 700,000,000.00, which, discounting the amount of existing indebtedness as of December 31, 2020, totaling R$ 99,896,614.12, resulted at an equity value of R$ 600,103,385.88.

1.2.             Number of Shares Offered

A total of 1,342,240,000 (one billion, three hundred and forty-two million, two hundred and forty thousand) shares issued by Extrafarma shall be offered, corresponding to 100% of its share capital.

1.3.             Interest ratio between Ultrapar/Extrafarma shares for the exercise of the Preemptive Rights

Each share issued by Ultrapar will give the right to acquire 1.23352455546346 shares issued by Extrafarma, upon the exercise of the Preemptive Rights. Any fractions of shares issued by Extrafarma resulting from the exercise of the Preemptive Rights will be rounded (i) up, to the nearest whole number, if the resulting fraction is equal to or greater than 0.5 (five tenths) of share; or (ii) down, to the nearest whole number, if the resulting fraction is less than 0.5 (five tenths) of share.

1.4.             Payment Method

The Price per Share shall be paid in Brazilian national currency, in 3 (three) installments, as described in item 1.5 below.

1.5.             Installments

The first installment shall have the amount of R$ 0.223545 (“1st Installment”); the second installment shall have the historical amount of R$ 0.111773 per share, subject to monetary correction and, as the case may be, also to adjustments (“2nd Installment”); and the third installment shall have the historical amount of R$ 0.111773 per share, subject to monetary correction and, as the case may be, also to adjustments (“3rd Installment”).

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1.6.             Payment Term

1st Installment: Immediate payment.

2nd Installment: Term of 12 (twelve) months as of the Closing Date (as defined below).

3rd Installment: Term of 24 (twenty-four) months as of the Closing Date (as defined below).

1.7.             Adjustment

The amounts of the 2nd Installment and the 3rd Installment will be adjusted by the positive variation of the CDI plus 0.5% (zero point five percent) per year, with the Closing Date as the initial term and the effective payment date of the respective installment term as the final term.

  Final Price per Share

The Price per Share set out above may be adjusted according to the adjustment mechanisms provided for in the SPA and described below (“Price Adjustment Mechanisms”), resulting in the Final Price per Share.

2.1.             Defined Terms

“Reference Working Capital”	means the Extrafarma’s working capital assumed for the establishment of the Acquisition Price.
“Final Working Capital”	means the Extrafarma’s Working Capital at the Closing Date, calculated based on the Closing Balance Sheet.
“Closing Date”	means the date of completion of the Transaction.
“Adjustment Payment Date”	means the date on which the payment of the Acquisition Price adjustment will be due, pursuant to the SPA, which will be informed by the Company to the market in due course.
“Final Adjustment Statement of the Acquisition Price”

means the statement that shall be delivered to Ipiranga by the Purchaser within 90 (ninety) days after the Closing Date, with base date on the Closing Date, containing the Final Net Debt and the Final Working Capital, accompanied by the Closing Balance Sheet.

“Net Reference Debt”	means Extrafarma’s net debt assumed for the establishment of the Acquisition Price.
“Final Net Debt”	means Extrafarma’s net debt at the Closing Date, calculated based on the Closing Balance Sheet.

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“Acquisition Price”

means the amount of R$ 600,103,385.88 (six hundred million, one hundred and three thousand, three hundred and eighty-five Reais, and eighty-eight cents), corresponding to R$ 0.447091 per share of Extrafarma.

“Preliminary Acquisition Adjusted Price”	means the Acquisition Price adjusted in accordance with item 2.1 below.

2.1. Preliminary Acquisition Adjusted Price

Within 5 (five) Business Days before the Closing Date, the Ipiranga shall prepare and deliver to the Purchaser the Extrafarma’s balance sheet whereby the base date will be the Closing Date (“Preliminary Closing Balance Sheet”), in order to demonstrate, based on the methodology, definitions and method of calculation described in the SPA, the estimated net debt and the estimated working capital of the Extrafarma on the Closing Date (“Estimated Net Indebtedness” and “Estimated Working Capital”, respectively).

If: (a) the Estimated Working Capital is greater than the Reference Working Capital, the Acquisition Price shall be increased by an amount corresponding to such difference; (b) the Estimated Working Capital is smaller than the Reference Working Capital, the Acquisition Price shall be reduced by an amount corresponding to such negative difference; (c) the Estimated Net Indebtedness is greater than the Net Reference Debt, the Acquisition Price shall be reduced by an amount corresponding to such difference; and (d) the Estimated Net Indebtedness is smaller than the Net Reference Debt, the Acquisition Price shall be increased by an amount corresponding to such difference.

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2.2. Payment of the Preliminary Acquisition Adjusted Price

If the Preliminary Acquisition Adjusted Price is higher than the Acquisition Price, the Acquisition Price installments shall be increased proportionally (i.e. 50%, 25% and 25%) by the respective amount. If the Preliminary Acquisition Price Adjustment is lower than the Acquisition Price, the installments of the Acquisition Price shall be reduced proportionately (i.e. 50%, 25% and 25%) in the respective amount.

2.3. Final Acquisition Price

The Preliminary Acquisition Adjusted Price will also be subject to additional adjustments in order to determine the final price for acquisition of Extrafarma’s shares (the “Final Acquisition Price”). Accordingly, within 90 (ninety) days after the Closing Date, the Purchaser shall arrange for the collection of the Extrafarma’s balance sheet with the Closing Date base date (“Closing Balance Sheet”), in order to confirm, based on the methodology, definitions and calculation method described in the SPA, (i) the Final Net Debt; and (ii) the Final Working Capital, and the Purchaser shall provide Ipiranga, within the same period, with a statement containing the Final Net Debt and the Final Working Capital, accompanied by the Closing Balance Sheet (“Final Adjustment Statement of the Acquisition Price”). Depending on the case, the determination of the Final Acquisition Price will be subject to the specific dispute settlement mechanism provided for in the SPA.

2.4. Payment of the Acquisition Price Final Adjustment

If: (a) the Preliminary Acquisition Adjusted Price is smaller than the Final Acquisition Price, the installments of the Preliminary Acquisition Adjusted Price shall be increased proportionally (i.e. 50%, 25% and 25%) in the amount of the negative difference between such amounts, and the amount of the adjustment in the Preliminary Acquisition Adjusted Price installment due on the Closing Date shall be paid by the shareholders exercising the Preemptive Rights to Ipiranga, in national currency, on the Adjustment Payment Date, adjusted by the CDI rate plus 0.5% (zero point five percent) per year from the Closing Date to the Adjustment Payment Date; or (b) if the Preliminary Acquisition Adjusted Price is greater than the Final Acquisition Price, the positive difference between such amounts shall be reduced proportionally (i.e. 50% and 50%) of the installments still due from the Final Acquisition Price (“Acquisition Price Final Adjustment”). Also in the event that the Acquisition Price Final Adjustment is due in favor of the shareholders exercising Preemptive Rights in an amount greater than the amount of the installments due, Ipiranga will pay such shareholders the excess amount of the installments due on the Adjustment Payment Date; and the amounts due under the SPA shall be adjusted by the CDI rate plus 0.5% (zero point five percent) per year from the Closing Date to the date of its effective payment or offsetting, as the case may be.

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2.5. Application to the Company’s Shareholders

The Company disclosed in this Exhibit I the applicable terms for verification of the Final Acquisition Price under the SPA. Considering the nature and complexity of the calculations necessary to verify this amount and, in particular, to verify the Final Price per Share to be paid by the Company’s shareholders in the event of exercise of the Preemptive Rights, the Company will disclose to its shareholders in due course, via Market Announcement, the amount of the Preliminary Acquisition Adjusted Price and the Final Price per Share.

  Conditions Precedent

The closing of the Transaction is also subject to usual conditions precedent for this type of transaction, such as the approval from the Brazilian Administrative Council for Economic Defense – CADE.

In addition, the Company points out that, under the SPA, if Preemptive Rights relative to more than 15% (fifteen percent) of Extrafarma’s total shares are exercised, the Purchaser may terminate the SPA without any penalty or fine being due to Ipiranga or to the Company and its shareholders. In this case, no shares of Extrafarma will be sold, either to the Purchaser or to the shareholders who have exercised the Preemptive Rights, with Ipiranga remaining the holder of 100% of Extrafarma’s shares. Under this context, the Company's shareholders that are bound by the Shareholders' Agreement have already indicated that they will not exercise their Preemptive Rights.

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Power of Attorney

Through the intermediary of this private instrument, [Shareholder], [nationality], [civil status], [occupation], bearer of the identity document, number [•] [issuing entity], resident and domiciled at [full address] or [legal entity duly incorporated in accordance with the laws of [•], with its head offices at [•], enrolled at the Taxpayer Register under number [•]] (“Principal”), nominates and constitutes as [his/her/its] attorney-in-fact ANDRÉ BRICKMANN ARENO, Brazilian, married, lawyer, national identity card RG nr. 26.827.808-8, issued by SSP/SP, professional identity card OAB/SP nr. 147926-1, and enrolled at the Taxpayers Register CPF/ME under nr. 247.847.158-08; JOSÉ ANDRÉ STUCCHI FERNANDES, Brazilian, single, lawyer, national identity card RG nr. 33.190.551-6, issued by SSP/SP, professional identity card OAB/SP nr. 286.597, and enrolled at the Taxpayers Register CPF/ME under nr. 222.123.568-11; DENIZE SAMPAIO BICUDO, Brazilian, single, lawyer, national identity card RG nr. 32.308.230-0, issued by SSP/SP, professional identity card OAB/SP nr. 239.515, and enrolled at the Taxpayers Register CPF/ME under nr. 220.578.448-03; and TOMAS KIM, Brazilian, single, lawyer, national identity RG nr. 47.448.435-X, issued by SSP/SP, professional identity card OAB/SP nr. 343.600 and enrolled at the Taxpayers Register CPF/ME under nr. 370.355.218-28, with powers, acting individually and independently of the order of nomination, to represent the Principal as holder of [•] ([number of shares in words]) common shares issued by ULTRAPAR PARTICIPAÇÕES S.A., a publicly traded company registered in the corporate tax register (CNPJ/ME) under number 33.256.439/0001-39, with corporate headquarters at Av. Brigadeiro Luís Antônio, nr. 1343, in the City and State of São Paulo (“Company”), in the Extraordinary General Shareholders’ Meeting to be held at 2:00 p.m., on June 25, 2021, as a digital-only meeting.

The attorneys-in-fact hereby nominated have no right or obligation whatsoever to take any other measures in the name of the Principal not expressly provided for in this instrument or which are necessary to its exact fulfillment.

This power of attorney, which may be delegated in full or partially, shall be valid for the aforementioned Extraordinary General Shareholders’ Meeting, whether installed upon the first convening notice or upon the second convening notice.

The present instrument is valid until June 26, 2021.

[Day] [Month] 2021.

[Shareholder]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2021

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Shareholders’ Meeting Manual)